Exhibit 99.1

Norwegian Cruise Line Reports Results for Fourth Quarter and Full Year 2009

Record EBITDA Achieved in Fourth Quarter and Full Year

Adjusted EBITDA Improves 24% in the Fourth Quarter, 16% for the Full Year

Annual Net Income Sets Record

Occupancy Percentage Reaches an Annual All Time High of 109.4%

MIAMI--(BUSINESS WIRE)--February 23, 2010--Norwegian Cruise Line (NCL Corporation Ltd., “Norwegian” or “the Company”) today reported results for the fourth quarter and full year ended December 31, 2009.

Company Highlights

  EBITDA in the fourth quarter improved to $37.4 million from $6.6 million and to $324.1 million from $228.1 million for the year
  Net Cruise Cost per Capacity Day decreased 14.3% in the fourth quarter and 17.4% for the year
  Net Yield for the quarter and full year decreased 4.2% and 7.7%, respectively
  Fleet renewal complete with the departure of Norwegian Majesty in October 2009
  Market eagerly anticipates delivery of Norwegian Epic in less than four months

Norwegian continued its trend of improved year-over-year EBITDA performance and, despite a challenging operating environment in 2009, EBITDA grew 42% over 2008. “With 2009 posing one of the most challenging operating environments in history, I am extremely pleased that we have produced meaningful EBITDA growth,” said Kevin Sheehan, chief executive officer of Norwegian Cruise Line. “The strategic initiatives revolving around revenue management and optimization, as well as the cost containment measures implemented throughout the year have contributed greatly to overcoming the macroeconomic challenges of this past year and position us well going forward.”

Fourth Quarter Results

EBITDA for the fourth quarter of 2009 improved to $37.4 million versus $6.6 million for the same period of 2008 (a 24% increase on an adjusted basis, to $41.6 million from $33.7 million). The significant improvement in EBITDA was achieved despite an 8.3% decline in Net Revenue in the quarter to $303.5 million in 2009 from $330.9 million in 2008. This decline resulted from a 4.2% decrease in Net Yield and a 4.2% decrease in Capacity Days. The decrease in Net Yield was primarily due to weakness experienced in passenger ticket pricing versus 2008 and was partially offset by an increase in Net Yield from onboard and other revenue. The decrease in Capacity Days resulted from the departures of Norwegian Dream and Norwegian Majesty from the Company’s fleet in November 2008 and October 2009, respectively. Occupancy Percentage for the quarter increased to 106.0% compared to 101.2% in the prior year. Net loss for the quarter narrowed to $39.0 million on revenue of $401.7 million from a net loss of $211.0 million on revenue of $430.9 million in 2008.

Net Cruise Cost per Capacity Day decreased 14.3% in the fourth quarter of 2009 compared to the same period of 2008. The decrease was primarily attributable to an overall reduction in cruise operating expenses as well as lower general and administrative expense. These reductions were partially offset by higher fuel expense with fuel cost per metric ton of $476 in 2009 up from $435 in 2008.

Interest expense, net of capitalized interest, was $37.5 million in the fourth quarter of 2009, including a write-off of deferred financing fees of $6.7 million in connection with a debt refinancing, compared to $35.1 million in 2008. Other income (expense) decreased to ($0.6) million in 2009 from ($13.1) million in 2008.

Full Year Results

EBITDA for the full year 2009 increased 42% to $324.1 million from $228.1 million in 2008 (a 16% improvement on an adjusted basis to $332.5 million from $286.0 million). The improvement was achieved despite a decline in Net Revenue of 12.4% resulting from a 7.7% decrease in Net Yield and a 5.1% decrease in Capacity Days. The decrease in Net Yield was primarily due to weakness in passenger ticket pricing versus 2008 and was partially offset by an increase in Net Yield from onboard and other revenue. The decrease in Capacity Days resulted from the departures of the Marco Polo, Norwegian Dream and Norwegian Majesty from the Company’s fleet in March 2008, November 2008 and October 2009, respectively. Occupancy Percentage for 2009 increased to 109.4% compared to 106.8% in the prior year. Net income in 2009 was $67.2 million on revenue of $1.9 billion compared to a net loss of ($211.8) million on revenue of $2.1 billion in 2008.

Outlook and Updates

Year-over-year booking volume continues to be positive and occupancy levels for 2010 are tracking comparable to 2009’s record levels. On a cumulative basis, 2010 pricing on the books is ahead of 2009 and Net Per Diems for passenger ticket revenue on recent booking activity is above prior year levels in all quarters. Additionally, the booking window continues to expand reflecting the increased demand for our product offering. “I see many positive factors that are driving improved cruise demand, all of which reinforce the unmatched value of a cruise vacation, and in particular the freedom and flexibility of a Norwegian Cruise Line Freestyle cruise,” said Sheehan.

The departure of the 17-year old, 1,440-berth Norwegian Majesty marked the final milestone in the evolution of Norwegian’s fleet to one comprised solely of purpose-built, Freestyle Cruising vessels. “We’ve been looking forward to this final step in our fleet renewal program,” said Sheehan. “Norwegian now has an entirely young and modern fleet of vessels designed exclusively with our signature Freestyle Cruising in mind. In addition all eyes are on the upcoming launch of our newest and largest purpose-built Freestyle Cruising ship, Norwegian Epic.”

The Company recently announced a partnership with Nickelodeon, the number-one entertainment brand for kids, to offer family entertainment and programming on board Norwegian Epic and Norwegian Jewel and will feature character meet and greets, interactive game shows, and more. In addition, the three year agreement includes annual Nickelodeon-themed cruises featuring Nickelodeon talent and continuous themed entertainment on board.

In addition to announcing Nickelodeon entertainment on board Norwegian Epic, set to debut in July 2010, the Company also announced a new concept and pricing for the innovative Studio staterooms. These staterooms will be offered to solo travelers without the single supplement that is customary for a single traveler in a double occupancy cabin. The staterooms, with 100 square feet of living space, will also have exclusive access to the Studio Lounge area.

“The offering of the Studios to solo travelers on board Norwegian Epic is just another example of Norwegian’s great tradition of innovation at sea,” said Sheehan. “Now solo travelers can experience all that Norwegian Epic has to offer, from world-class entertainment to an abundance of dining options, without requiring a single supplement. And the private key-card access Studio Lounge will allow Studio guests to meet and mingle in an area designed exclusively for them.”

Terminology and Non-GAAP Financial Measures

Berths are determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

Capacity Days represents double occupancy per cabin multiplied by the number of cruise days for the period.

Passenger Cruise Days represents the number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Occupancy Percentage represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Gross Yield represents total revenue per Capacity Day.

Net Revenue represents total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield represents Net Revenue per Capacity Day.

Net Per Diem represents Net Revenue per Passenger Cruise Day

Gross Cruise Cost represents the sum of total cruise operating expense and marketing, general and administrative expense.

Net Cruise Cost represents Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Non-GAAP Information

To supplement the Company’s consolidated financial statements presented in accordance with accounting principles generally accepted in the U.S., the Company also provides certain non-GAAP financial measures, including EBITDA, Net Revenue, Net Yield, and Net Cruise Cost.

We define EBITDA as earnings before interest, other income (expense) including taxes, impairment loss, and depreciation and amortization and is used by management to measure operating performance of the business. Management believes EBITDA, when considered along with other performance measures, is a useful measure as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expense and other operating income and expense. EBITDA is also one of the measures used by the Company to calculate incentive compensation for management-level employees. While EBITDA is not a recognized measure under GAAP, management uses this financial measure to evaluate and forecast the Company’s business performance. This non-GAAP financial measure has certain material limitations, including:

* it does not include net interest expense. As the Company has borrowed money for general corporate purposes, interest expense is a necessary element of its costs and ability to generate profits and cash flows; and

* it does not include depreciation and amortization expense. As the Company uses capital assets, depreciation and amortization are necessary elements of its costs and ability to generate profits and cash flows.

Management compensates for these limitations by using EBITDA as only one of several measures for evaluating the Company’s business performance. In addition, capital expenditures, which impact depreciation and amortization, interest expense and income tax expense, are reviewed separately by management. Management believes EBITDA can provide a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of the Company’s financial performance and prospects for the future. EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments.

We define Adjusted EBITDA as EBITDA with supplemental adjustments. Each adjustment and the reasons we consider them appropriate for supplemental analysis should be evaluated. In evaluating Adjusted EBITDA, be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments, and it is subject to certain additional adjustments. Our use of Adjusted EBITDA may not be comparable to other companies within our industry.

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield and Net Cruise Cost to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost excluding fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful. Our use of non-GAAP financial measures may not be comparable to other companies within our industry.

About Norwegian Cruise Line

Norwegian Cruise Line is the innovator in cruise travel with a 43-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, Norwegian has the youngest fleet in the industry with 10 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on the newest, most contemporary ships at sea.

Norwegian is presently building Norwegian Epic, the Company’s largest and most innovative Freestyle Cruising ship to date, for delivery in June 2010. Norwegian Cruise Line is the official cruise line of Blue Man Group, debuting for the first time at sea on Norwegian Epic.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook and Twitter @NCLFreestyle or contact us in the U.S. and Canada at 866-234-7350.

Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws including the statements made under the "Outlook" section of this release. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. These risks that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, adverse impact of the continuing worldwide economic downturn and related factors such as high levels of unemployment and underemployment, fuel price increases, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence; the impact of volatility and disruptions in the global credit and financial markets may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees; changes in cruise capacity, as well as capacity changes in the overall vacation industry; general industry trends, including the introduction of competing itineraries and other products by other companies; our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt and the incurrence of substantial indebtedness in the future; the continued availability under our credit facilities and compliance with our covenants; the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with our expectations; changes in general economic, business and geo-political conditions; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the lack of acceptance of new itineraries, products or services by our targeted customers; our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide; the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives; changes in interest rates, fuel costs, or foreign currency rates; increases in our future fuel expenses related to implementing recently proposed International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations; the impact of problems encountered at shipyards, as well as any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards; the risks associated with operating internationally; the impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; our ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms; changes in other operating costs such as crew, insurance and security; the continued availability of attractive port destinations; the impact of pending or threatened litigation and investigations; the impact of changes in our credit ratings; changes involving the corporate, tax, environmental, health, safety, security and other regulatory regimes in which we operate; the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage; our ability to attain and maintain any price increases for our products; the impact of any future changes relating to how travel agents sell and market our cruises; the impact of any future increases in the price of, or major changes or reduction in, commercial airline services; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships; the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other risks discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

NORWEGIAN CRUISE LINE CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited, in thousands)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008
Revenue
Passenger ticket	$269,958	$300,847	$1,275,844	$1,501,646
Onboard and other	131,698	130,003	579,360	604,755
Total revenue	401,656	430,850	1,855,204	2,106,401

Cruise operating expense
Commissions, transportation and other	63,976	66,749	311,308	341,936
Onboard and other	34,157	33,208	158,330	182,817
Payroll and related	77,140	86,372	318,154	377,208
Fuel	48,830	46,485	162,683	258,262
Food	27,477	29,743	118,899	126,736
Other	50,185	73,833	220,080	291,522
Total cruise operating expense	301,765	336,390	1,289,454	1,578,481

Other operating expense
Marketing, general and administrative	62,517	87,813	241,676	299,827
Depreciation and amortization	38,369	41,522	152,700	162,565
Impairment loss	-	128,775	-	128,775
Total other operating expense	100,886	258,110	394,376	591,167
Operating income (expense)	(995)	(163,650)	171,374	(63,247)

Non-operating income (expense)
Interest income	69	830	836	2,796
Interest expense, net of capitalized interest	(37,490)	(35,089)	(115,350)	(152,364)
Other income (expense)	(584)	(13,077)	10,373	1,012
Total non-operating expense	(38,005)	(47,336)	(104,141)	(148,556)
Net income (loss)	$(39,000)	$(210,986)	$67,233	$(211,803)

NORWEGIAN CRUISE LINE CONSOLIDATED BALANCE SHEETS (unaudited, in thousands, except share data)

	December 31,	December 31,
	2009	2008

Assets
Current assets:
Cash and cash equivalents	$50,152	$185,717
Restricted cash	3,097	4,004
Accounts receivable, net	7,868	6,047
Inventories	28,865	29,494
Prepaid expenses and other assets	61,580	24,460
Total current assets	151,562	249,722

Property and equipment, net	3,836,127	4,119,222
Goodwill and tradenames	602,792	602,792
Other assets	220,867	75,405
	$4,811,348	$5,047,141

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$3,586	$182,487
Accounts payable	28,376	70,412
Accrued expense and other liabilities	206,419	278,213
Due to Affiliate, net	225	210,058
Advance ticket sales	255,432	250,638
Total current liabilities	494,038	991,808

Long-term debt	2,554,105	2,474,014
Other long-term liabilities	58,654	31,520
Total liabilities	3,106,797	3,497,342

Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 and 25,000,000 shares authorized, respectively; 21,000,000 and 20,000,000 shares issued and outstanding, respectively	25	24
Additional paid-in capital	2,328,302	2,242,946
Accumulated other comprehensive income	2,299	137
Retained earnings (deficit)	(626,075)	(693,308)
Total shareholders’ equity	1,704,551	1,549,799
	$4,811,348	$5,047,141

NORWEGIAN CRUISE LINE CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited, in thousands)

	Twelve months ended
	December 31,
	2009	2008
Cash flows from operating activities
Net income (loss)	$67,233	$(211,803)
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating activities:
Depreciation and amortization expense	169,701	162,565
Impairment loss	-	128,775
Loss (gain) on translation of debt	22,677	(111,464)
Loss (gain) on derivatives	(35,488)	101,511
Write-off of unamortized loan fees	6,744	6,788
Stock compensation expense	4,075	865
Changes in operating assets and liabilities:
Accounts receivable, net	(532)	2,126
Inventories	629	12,503
Prepaid expense and other assets	(90,605)	(15,323)
Accounts payable	(42,036)	(18,303)
Accrued expense and other liabilities	(56,466)	627
Advance ticket sales	4,794	(82,164)
Net cash provided by (used in) operating activities	50,726	(23,297)

Cash flows from investing activities
Additions to property and equipment, net	(161,838)	(163,607)
Increase in restricted cash	(4,735)	(2,629)
Net cash used in investing activities	(166,573)	(166,236)

Cash flows from financing activities
Repayments of long-term debt	(1,249,064)	(1,524,095)
Proceeds from long-term debt	1,121,021	1,123,000
Transactions with Affiliate, net	71,541	(211,267)
Contribution from Affiliates, net	100,000	948,111
Other, primarily deferred financing fees	(63,216)	(790)
Net cash provided by (used in) financing activities	(19,718)	334,959
Net increase (decrease) in cash and cash equivalents	(135,565)	145,426
Cash and cash equivalents at beginning of year	185,717	40,291
Cash and cash equivalents at end of year	$50,152	$185,717

NORWEGIAN CRUISE LINE CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007 (unaudited, in thousands)

	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated retained earnings (deficit)	Total Shareholders’ equity
Balance, December 31, 2006	$12	$1,711,114	$(1,516)	$(254,543)	$1,455,067
Share-based compensation	—	948	—	—	948
Contribution from Affiliate, net	—	3,656	—	—	3,656
Changes related to cash flow hedges	—	—	2,817	—	2,817
Net loss	—	—	—	(226,962)	(226,962)

Balance, December 31, 2007	12	1,715,718	1,301	(481,505)	1,235,526
Ordinary share split	12	—	—	—	12
Share-based compensation	—	853	—	—	853
Contribution from Affiliate, net	—	948,099	—	—	948,099
Transactions with Affiliate, net	—	(421,724)	—	—	(421,724)
Changes related to cash flow hedges	—	—	(1,164)	—	(1,164)
Net loss	—	—	—	(211,803)	(211,803)

Balance, December 31, 2008	24	2,242,946	137	(693,308)	1,549,799
Share-based compensation	—	4,075	—	—	4,075
Contribution from Affiliates,	1	99,999	—	—	100,000
Transactions with Affiliate, net	—	(18,718)	—	—	(18,718)
Changes related to cash flow hedges	—	—	8,313	—	8,313
Changes related to defined benefit plan, net	—	—	(6,151)	—	(6,151)
Net income	—	—	—	67,233	67,233

Balance, December 31, 2009	$25	$2,328,302	$2,299	$(626,075)	$1,704,551

NORWEGIAN CRUISE LINE NON-GAAP RECONCILING INFORMATION (unaudited)

The following table sets forth selected statistical information:

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008
Passengers Carried	298,769	303,580	1,318,441 (1)	1,270,281
Passenger Cruise Days	2,188,720	2,182,349	9,243,154	9,503,839
Capacity Days	2,064,444	2,155,454	8,450,980	8,900,816
Occupancy Percentage	106.0%	101.2%	109.4%	106.8%
(1)Passengers Carried increased for the twelve months of 2009 primarily due to the three and four-night itinerary of Norwegian Sky compared to the seven-night itinerary with Pride of Aloha in 2008.

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008
Passenger ticket revenue	$269,958	$300,847	$1,275,844	$1,501,646
Onboard and other revenue	131,698	130,003	579,360	604,755
Total revenue	401,656	430,850	1,855,204	2,106,401
Less:
Commissions, transportation and other expense	63,976	66,749	311,308	341,936
Onboard and other expense	34,157	33,208	158,330	182,817
Net Revenue	$303,523	$330,893	$1,385,566	$1,581,648

Capacity Days	2,064,444	2,155,454	8,450,980	8,900,816
Gross Yield	$194.56	$199.89	$219.53	$236.65
Net Yield	$147.02	$153.51	$163.95	$177.70

Gross Cruise Cost and Net Cruise Cost were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008
Total cruise operating expense	$301,765	$336,390	$1,289,454	$1,578,481
Marketing, general and administrative expense	62,517	87,813	241,676	299,827
Gross Cruise Cost	364,282	424,203	1,531,130	1,878,308
Less:
Commissions, transportation and other expense	63,976	66,749	311,308	341,936
Onboard and other expense	34,157	33,208	158,330	182,817
Net Cruise Cost	$266,149	$324,246	$1,061,492	$1,353,555

Capacity Days	2,064,444	2,155,454	8,450,980	8,900,816
Gross Cruise Cost per Capacity Day	$176.46	$196.80	$181.18	$211.03
Net Cruise Cost per Capacity Day	$128.92	$150.43	$125.61	$152.07

EBITDA and Adjusted EBITDA are calculated as follows (in thousands):

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008
Net income (loss)	$(39,000)	$(210,986)	$67,233	$(211,803)
Interest income	(69)	(830)	(836)	(2,796)
Interest expense, net of capitalized interest	37,490	35,089	115,350	152,364
Other expense (income)	584	13,077	(10,373)	(1,012)
Operating income (loss)	(995)	(163,650)	171,374	(63,247)
Depreciation and amortization expense	38,369	41,522	152,700	162,565
Impairment loss	-	128,775	-	128,775
EBITDA	37,374	6,647	324,074	228,093
Legal fees and settlements (1)	-	9,223	1,500	12,723
NCLA shutdown costs (2)	-	981	-	14,119
Norwegian Sky start-up expenses (3)	-	-	-	8,503
Consulting fees	-	1,148	-	8,378
Other (4)	4,256	15,663	6,959	14,133
Adjusted EBITDA	$41,630	$33,662	$332,533	$285,949
(1)	Includes a claim related to the S.S. Norway incident and legal fees for credit facility amendments and the cancellation of a newbuild ship order.
(2)	Costs in connection with the Hawaii restructuring, which were reimbursed by Star Cruises (now known as Genting Hong Kong Limited).
(3)	Costs incurred from the reflagging of Pride of Aloha from the U.S.-flagged fleet to the international fleet as Norwegian Sky.
(4)	Includes insurance claim recoveries and a supplemental insurance call, costs related to severance of former CEO in the fourth quarter of 2008, non-cash compensation and pension costs, and costs related to a mechanical failure on one of our vessels in the fourth quarter of 2009.

CONTACT:
Norwegian Cruise Line
Investor Relations:
Mark A. Kempa, 305-436-4932
or
Media Relations:
AnneMarie Mathews, 305-436-4713
PublicRelations@ncl.com